Exhibit 2.2

PLAN OF SHARE EXCHANGE

BETWEEN

REALCO INTERNATIONAL, INC.

(a Nevada corporation)

AND

PEERLOGIX TECHNOLOGIES, INC.

(a Delaware corporation)

This Plan of Share Exchange made and entered into by and between REALCO INTERNATIONAL, INC., a Nevada corporation, and PEERLOGIX TECHNOLOGIES, INC., a Delaware corporation, hereinafter referred to collectively as the "Constituent Corporations," parties hereto,

WITNESSETH:

WHEREAS, the respective Boards of Directors of said corporations deem it advisable that Realco International, Inc. acquire all of the issued and outstanding stock of PeerLogix Technologies, Inc. in exchange for shares of Realco International, Inc., as hereinafter agreed and specified; and

WHEREAS, Realco International, Inc. has an authorized capitalization of 25,000,000 Common Shares, $.00001 par value per share, of which 18,990,000 shares are issued and outstanding; and

WHEREAS, immediately prior to the effective date of the share exchange, the holder of 18,000,000 shares of the Common Stock of Realco International, Inc. will voluntarily surrender such shares to Realco International, Inc. so as to establish the number of issued and outstanding common shares of Realco International, Inc. at 990,000 at the effective date of the share exchange; and

WHEREAS, immediately prior to the effective date of the share exchange, Realco International, Inc. shall effectuate a 4.04 shares for 1 forward split of its remaining issued and outstanding common shares and shall amend and restate its Articles of Incorporation to increase its authorized capitalization and change the par value of its shares so that at the effective date of the share exchange, Realco International, Inc.’s authorized capitalization will consist of 100,000,000 common shares, $.001 par value per share, of which 3,999,600 shares will be issued and outstanding, and 10,000,000 preferred shares, $.001 par value per share, of which no shares are issued and outstanding; and

WHEREAS, PeerLogix Technologies, Inc. has an authorized capitalization of 25,000,000 Common Shares, no par value per share, of which 17,000,000 shares are issued and outstanding;

NOW, THEREFORE, in consideration of the premises, and the mutual covenants, agreements, provisions and grants herein contained, the Constituent Corporations hereby agree and prescribe the terms and conditions of this Plan of Share Exchange, and the mode of carrying the same into effect, as follows:

1.          Share Exchange. The Shareholders of PeerLogix Technologies, Inc. (hereinafter referred to as the "Acquired Corporation"), shall exchange all of the shares of the Acquired Corporation for common shares of Realco International, Inc. (hereinafter referred to as the "Acquiring Corporation"), and the Acquired Corporation shall become a wholly owned subsidiary of the Acquiring Corporation.

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2.          Exchange of Shares. The manner and basis of exchanging the issued and outstanding shares of the Acquired Corporation into shares of the Acquiring Corporation are:

(a)          None of the shares of any class of the capital stock of the Acquiring Corporation issued and outstanding as of the effective date of this Plan of Share Exchange shall be converted as a result of the exchange and all such shares shall remain unchanged.

(b)          17,050,002 shares of the common stock of the Acquired Corporation shall be exchanged for 17,050,002 shares of the common stock of the Acquiring Corporation upon surrender, and shall represent only shares in the Acquiring Corporation for all corporate and legal purposes, subject, however, to the rights of dissenting shareholders; and, such shares shall be called in for exchange for shares in the Acquiring Corporation upon this Plan of Share Exchange taking effect upon the foregoing basis.

(c)          No fractional shares shall be issued by reason of the conversion and exchange of shares.

3.          Approval of Shareholders and Directors. This Plan of Share Exchange has been submitted for approval to the Board of Directors of the Acquiring Corporation and the Board of Directors and shareholders of the Acquired Corporation in accordance with the provisions of the Nevada Revised Statutes and the Delaware General Corporation Law and pursuant to each of their respective Articles of Incorporation and Bylaws, as appropriate. Should such approvals of the Directors and/or Shareholders, as applicable, of each Constituent Corporation not be secured or effected, and this Plan not approved and adopted as contemplated, then it shall, without any further action by the parties, other than certification to the other party of the results of the vote by the secretary of the corporation which shall not have approved or adopted the Plan of Share Exchange, be cancelled and annulled, and the Constituent Corporations each discharged without liability to the other.

4.          Effect of Share Exchange on Acquired Corporation. Upon this Plan of Share Exchange taking effect, the Acquired Corporation shall be and become a wholly owned subsidiary of the Acquiring Corporation.

5.          Effect of Share Exchange on Acquiring Corporation. Upon this Plan of Share Exchange taking effect, the Acquiring Corporation shall thereupon own all of the issued and outstanding shares of the Acquired Corporation, and the Acquired Corporation shall be and become a wholly owned subsidiary of the Acquiring Corporation.

6.          Officers. Upon this Plan of Share Exchange taking effect, the sole officer of the Acquiring Corporation shall submit his resignation and the following persons shall be appointed to hold the offices opposite their respective names for the remainder of the respective terms of office and until their successors shall have been elected and qualified:

NAME	OFFICE

William Gorfein	Chief Executive Officer and Chief Financial Officer

Joshua Partridge	Secretary and Head of Business Development

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7.          Directors. Upon this Plan of Share Exchange taking effect, the sole director of the Acquiring Corporation shall resign, and those persons named below shall be appointed to serve for the remainder of the present term of office of the sole director of the Acquiring Corporation or until the next Annual Meeting of Shareholders, as applicable, and until their successors shall have been elected and qualified:

William Gorfein

Joshua Partridge

Timothy Askew

8.          Warranties. The Constituent Corporations hereby agree, and warrant each with the other, that they will cooperate with the other in carrying out the terms and provisions of this Plan; that they and each of them will not issue or sell any shares of capital stock, except shares issued pursuant to rights or warrants outstanding, issue rights to subscribe or options to purchase any shares of their capital stock, amend the Articles of Incorporation or Bylaws of their corporation except as may be required to comply with the terms and provisions of this Plan, issue or contract any funded debt, declare and pay any dividend or make any other distribution of surplus, undertake or incur any obligations or liabilities except in the ordinary course of business and those fees and expenses in connection with the negotiation and consummation of this exchange, mortgage, pledge or encumber any real or personal property, or interest therein held by them, sell assign or dispose of any trademark, trade name, patent or other intangible assets, default in performance of any material contract or other obligation, waive any right of substantial value, invest in or purchase any security, equity or property not in the usual course of business; and each of them represent that all foreign, state, federal and local taxes and assessments, excise taxes, ad valorem taxes and sales taxes, withholding and other employee related obligations are currently paid and not in default.

9.          Abandonment of Share Exchange. Notwithstanding anything to the contrary or implied herein, this Plan may be abandoned without further liability and obligation prior to the filing of the Articles of Exchange, even if subsequent to approval being given thereto by the shareholders of either Constituent Corporation and by the Board of Directors of either Constituent Corporation by resolution duly adopted and notice thereof received by the other Constituent Corporation, in the event or upon the contingency that: a material adverse change occurs in the business, properties, operations or financial condition of the other Constituent Corporation; any drastic or substantial change occurs in the economic or political condition generally of the State of Nevada or the United States which would affect the advisability of completing the exchange herein contemplated; upon the discovery that any financial statements, or other information furnished by the other Constituent Corporation is highly inaccurate, misleading in material respect, or omits important relevant data or information; either of the Constituent Corporations becomes involved in any litigation not previously disclosed to the other, either pending or threatened, which would materially affect the financial condition or reputation of the Constituent Corporation so involved; or any action or suit to enjoin or restrain or restrict the exchange herein contemplated has been filed in any court or agency having jurisdiction in this matter.

10.          Expenses. Each Constituent Corporation shall bear all of their respective costs and expenses incurred in connection with the negotiation and consummation of the exchange contemplated herein.

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11.          Counterpart Agreements. This Plan of Share Exchange may be executed in counterparts, each of which shall be deemed an original document, but together shall be deemed to constitute only one agreement.

12.          Notices. Notice or other transmittals to the Constituent Corporations shall be properly made or served if delivered by hand or by certified or registered mail at or to the addresses set forth below:

If to Realco International, Inc.:

Jay Lasky, Chief Executive Officer

154 Thames Street

Newport, Rhode Island 02840

If to PeerLogix Technologies, Inc.:

William Gorfein

500 7th Ave., 17th Floor

New York, New York 10018

Executed this day of August 14, 2015.

REALCO INTERNATIONAL, INC.

By: /s/ Jay Lasky

      Jay Lasky, Chief Executive Officer

PEERLOGIX TECHNOLOGIES, INC.

By: /s/ William Gorfein

      William Gorfein, Chief Executive Officer

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